

May 1, 2019

David Morris
Chief Financial Officer
RBB Bancorp
1055 Wilshire Boulevard, 12th Floor
Los Angeles, California 90017

> **Re: RBB Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 27, 2019**
> **File No. 001-38149**

Dear Mr. Morris:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Analysis of the ALLL, page 89

1.   We note disclosure on page 91 that you add credit discounts on loans purchased through acquisition to the allowance for loan losses to derive an allowance plus credit-discount to total loans ratio that appears to use an individually tailored recognition and measurement method which could violate Rule 100 (b) of Regulation G. Please remove this non-GAAP financial measure in future filings. Please refer to Question 100.04 of the Compliance & Disclosure Interpretations for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Mike Volley, Staff Accountant, at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services